UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TRANSLATE BIO, INC.

(Name of Subject Company)

TRANSLATE BIO, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

89374L104(CUSIP Number of Class of Securities)

Ronald C. Renaud Jr.

Chairperson and Chief Executive Officer

Translate Bio, Inc.

29 Hartwell Avenue

Lexington, Massachusetts, 02421

(617) 945-7361

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With Copies to:

Krishna Veeraraghavan, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Translate Bio Inc., a Delaware corporation (“Translate Bio”), with the Securities and Exchange Commission on August 16, 2021, relating to the tender offer (i) Sanofi, a French société anonyme (“Sanofi”), (ii) Aventis Inc., a Delaware corporation and wholly owned subsidiary of Sanofi (“Aventis”), and (iii) Vector Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Aventis (“Purchaser”), to purchase all of the outstanding shares of the Translate Bio’s common stock, par value $0.001 per share (the “Shares” and each, a “Share”) for $38.00 per Share (the “Offer Price”), to be paid to the seller in cash, without interest and subject to any withholding of taxes required by applicable legal requirements, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 16, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Explanatory Note

While Translate Bio believes that the disclosures set forth in the Schedule 14D-9 comply fully with all applicable law and denies the allegations in the pending actions described below under the section entitled Item 8 “Additional Information” of the Schedule 14D-9, in order to moot plaintiffs’ disclosure claims, avoid nuisance and possible expense and business delays, and provide additional information to its stockholders, Translate Bio has determined voluntarily to supplement certain disclosures in the Schedule 14D-9 related to plaintiffs’ claims with the supplemental disclosures set forth below under the section entitled Item 4 “The Solicitation or Recommendation” of the Schedule 14D-9 (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Translate Bio specifically denies all allegations in such complaints that any additional disclosure was or is required or material.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

(1)	By replacing the text under the heading entitled “Legal Proceedings” on page 41 with the following paragraph:

“Between August 16, 2021 and August 25, 2021, eight complaints were filed in the District Court of the Southern District of New York, the District of Delaware, the Eastern District of Pennsylvania, and the District Court of the Eastern District of New York, respectively, by purported stockholders of Translate: O’Dell v. Translate Bio, Inc., et al. 1:21-cv-06895 (S.D.N.Y. Aug. 16, 2021) (the “O’Dell Action”); Nguyen v. Translate Bio, Inc., et al., 1:21-cv-07062 (S.D.N.Y. Aug. 20, 2021) (the “Nguyen Action”); Ciccotelli v. Translate Bio, Inc., et al., 1:21-cv-07060 (S.D.N.Y. Aug. 20, 2021) (the “Ciccotelli Action”); Blanc v. Translate Bio, Inc., et al., 1:21-cv-07105 (S.D.N.Y. Aug. 23, 2021) (the “Blanc Action”); Finger v. Translate Bio, Inc., et al., 1:21-cv-07098 (S.D.N.Y. Aug. 23, 2021) (the “Finger Action”); O’Neill v. Translate Bio, Inc., et al., 1:21-cv-01202 (D. Del. Aug. 23, 2021) (the “O’Neill Action”); Whitfield v. Translate Bio, Inc., et al., 2:21-cv-03759 (E.D. Pa. Aug. 23, 2021) (the “Whitfield Action”); and Carroll v. Translate Bio, Inc., et al., 1:21-cv-04795 (E.D.N.Y. Aug. 25, 2021) (the “Carroll Action”) (collectively, the “Actions”). The Actions name Translate Bio and the members of the board of directors of Translate Bio as defendants, and the Ciccotelli Action also names Sanofi and Purchaser as defendants. The Actions assert claims under Sections 14(d), 14(e), and 20(a) of the Exchange Act and related provisions and, among other things, allege that defendants omitted material information from the Solicitation/Recommendation Statement on Schedule 14D-9 that was filed on August 16, 2021. The Actions seek, among other things, to enjoin or rescind the proposed transaction contemplated by the merger agreement and request an award of attorneys’ and experts’ fees and damages in unspecified amounts.”

(2)	The second paragraph under the heading entitled “Antitrust Compliance” on page 41 and 42 is amended and supplemented by adding the following sentences after the second sentence of the paragraph:

“On August 27, 2021, following informal discussions with the staff of the FTC, Sanofi voluntarily withdrew and refiled the Premerger Notification and Report Form under the HSR Act relating to the Purchaser’s proposed acquisition of Translate Bio, in order to provide the FTC with additional time to review the proposed acquisition and information recently provided to them. As a result, the waiting period will expire on September 13, 2021, unless earlier terminated by the FTC and the Antitrust Division, Sanofi or Translate Bio receives a request for additional information or documentary material prior to that time or Sanofi pulls and refiles its notification so as to provide the FTC and the Antitrust Division an additional 15 days to review the transaction. Withdrawing and refiling pre-merger notifications is a standard procedure in order to provide additional time for antitrust review of certain transactions. Sanofi and Translate Bio continue to work cooperatively with the FTC in its review of the proposed transaction, and continue to expect to complete the transaction subject to the satisfaction or permitted waiver of the conditions to closing.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 27, 2021

Translate Bio, Inc.

By:	/s/ Paul Burgess
Name: Paul Burgess
Title: Chief Operating Officer, Chief Legal Officer and Secretary